                                                                       Exhibit 2



                            STOCK PURCHASE AGREEMENT

                                    BETWEEN

                                  MESTEK, INC.

                                      AND

                         ALPHA TECHNOLOGIES GROUP, INC.




                               September 18, 2000

                               TABLE OF CONTENTS

                                                                                              PAGE
ARTICLE 1           DEFINITIONS AND USE OF TERMS...........................................    1

     1.1            Construction...........................................................    1

     1.2            Definitions............................................................    2

ARTICLE 2           SALE AND TRANSFER OF THE SHARES; CLOSING...............................    6

     2.1            Shares.................................................................    6

     2.2            Purchase Price and Initial Payment.....................................    6

     2.3            Closing................................................................    7

     2.4            Closing Deliveries.....................................................    8

ARTICLE 3           REPRESENTATIONS AND WARRANTIES OF MESTEK...............................    9

     3.1            Organization and Good Standing.........................................    9

     3.2            Enforceability; No Conflict............................................    9

     3.3            Capitalization.........................................................   10

     3.4            Ownership; Waiver of Rights; Title.....................................   10

     3.5            Litigation.............................................................   10

     3.6            Non-Disclosure:  Non-Competition.......................................   10

     3.7            Compliance with the Law................................................   11

     3.8            Company Contracts; Instruments.........................................   11

     3.9            Financial Statements; Working Capital..................................   12

     3.10           Liabilities and Other Obligations......................................   12

     3.11           Related Party Transactions.............................................   12

     3.12           Books and Records......................................................   13

     3.13           No Material Adverse Change.............................................   13

     3.14           Properties and Assets; Encumbrances....................................   14

     3.15           Proprietary Rights.....................................................   15

     3.16           Taxes..................................................................   15

     3.17           Labor Relations; Employee Benefits.....................................   17

     3.18           Environmental, Health and Safety Matters...............................   18

     3.19           Brokers or Finders.....................................................   19

     3.20           Customers..............................................................   19

     3.21           Suppliers..............................................................   20

     3.22           Inventory..............................................................   20

     3.23           Product Liability and Recalls..........................................   20

     3.24           Insurance..............................................................   20

     3.25           Bank Accounts; Safe Deposit Boxes; Tax Identification Number...........   21

     3.26           Guaranties.............................................................   21


ARTICLE 4           REPRESENTATIONS AND WARRANTIES OF BUYER................................   21

     4.1            Organization...........................................................   21

     4.2            Enforceability; No Conflict............................................   21

     4.3            Brokers or Finders.....................................................   22

     4.4            Financing..............................................................   22


ARTICLE 5           COVENANTS..............................................................   22

     5.1            Updated Schedules......................................................   22

     5.2            Conditions to Closing..................................................   22

     5.3            Regulatory Consents....................................................   22

     5.4            HSR Filing.............................................................   23

     5.5            Access.................................................................   23

     5.6            Conduct of Business....................................................   23

     5.7            Changes to Capital Stock...............................................   24

     5.8            Dividends..............................................................   24

     5.9            Tax Matters............................................................   24

     5.10           Financing..............................................................   25

     5.11           Mortgages; Debt........................................................   25

     5.12           Withdrawal.............................................................   25

     5.13           Elimination of Encroachment............................................   25

     5.14           Assignment of Insurance and Deposit Regarding Florida Press............   26


ARTICLE 6           CONDITIONS TO CLOSINGS.................................................   26

     6.1            Conditions Precedent to Buyer's Obligations............................   26

     6.2            Conditions Precedent to Mestek's Obligations...........................   27


ARTICLE 7           INDEMNIFICATION; SURVIVAL; LIMITATIONS OF LIABILITY....................   28

     7.1            Indemnification by Mestek..............................................   28

     7.2            Indemnification by the Buyer...........................................   28

     7.3            Survival of Representations, and Warranties; Deductible................   28

     7.4            Notice and Opportunity to Defend.......................................   29


ARTICLE 8           FURTHER COVENANTS OF THE PARTIES.......................................   30

     8.1            Employees..............................................................   30

     8.2            Expenses...............................................................   31

     8.3            Public Announcements...................................................   31

     8.4            Further Assurances.....................................................   31

     8.5            Noncompetition.........................................................   31

     8.6            Confidentiality........................................................   32

     8.7            Blank Check Stock......................................................   33

     8.8            Accounts...............................................................   33

     8.9            Taxes..................................................................   33

     8.10           Supply of Products.....................................................   35

     8.11           Books and Records Delivery and Access..................................   35


ARTICLE 9           GENERAL PROVISIONS.....................................................   36

     9.1            Notices................................................................   37

     9.2            Incorporation of Schedules.............................................   37

     9.3            Entire Agreement and Modification......................................   37

     9.4            Disclosure Schedule....................................................   37

     9.5            Time of Essence........................................................   38

     9.6            Severability...........................................................   38

     9.7            Assignments, Successors, and no Third Party Rights.....................   38

     9.8            Waiver.................................................................   38

     9.9            Governing Law; Exclusive Jurisdiction; Service of Process Attorney Fees   38

     9.10           Counterparts...........................................................   39

EXHIBITS
--------

Exhibit 2.2(b).......................  Escrow Agreement

Exhibit 2.4(a)(iii)..................  Opinion of Baker & McKenzie

Exhibit 2.4(c)(ii)...................  Opinion of Shapiro Forman & Allen LLP


SCHEDULES
---------

Schedule 3.1.........................  Organization and Good Standing

Schedule 3.2.........................  Enforceability; No Conflict

Schedule 3.3.........................  Capitalization

Schedule 3.4.........................  Ownership; Waiver of Rights; Title

Schedule 3.5.........................  Litigation

Schedule 3.7.........................  Compliance With Law

Schedule 3.8.........................  Company Contracts; Instruments

Schedule 3.9.........................  Financial Statements; Working Capital

Schedule 3.10........................  Liabilities and Other Obligations

Schedule 3.11........................  Related Party Transactions

Schedule 3.12........................  Books and Records

Schedule 3.13........................  No Material Adverse Change

Schedule 3.14........................  Properties and Assets; Encumbrances

Schedule 3.15........................  Proprietary Rights

Schedule 3.16........................  Taxes

Schedule 3.17........................  Labor Relations; Employee Benefits

Schedule 3.18........................  Environmental, Health, and Safety Matters

Schedule 3.19........................  Brokers or Finders

Schedule 3.20........................  Customers

Schedule 3.21........................  Suppliers

Schedule 3.22........................  Inventory

Schedule 3.24........................  Insurance

Schedule 3.25........................  Bank Accounts

                            STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement (the "Agreement") is made as of September 18, 2000 (the "Effective Date") by and between Alpha Technologies, Group, Inc., a corporation organized under the laws of Delaware ("Buyer") and Mestek, Inc., a corporation organized under the laws of Pennsylvania ("Mestek") (all parties to the Agreement are hereinafter referred to collectively as the "Parties").

                                    RECITALS

     WHEREAS, Mestek owns 820 shares of the issued and outstanding stock of National Northeast Corporation (the "Company"), and has entered into or plans to enter into an agreement to purchase the remaining 100 shares of the issued and outstanding stock of the Company; and

     WHEREAS, Mestek desires to sell, and the Buyer desires to purchase, the issued and outstanding stock of the Company owned by Mestek as of the date hereof plus those acquired at or prior to Closing (collectively, the "Shares") on the terms set forth in this Agreement.

                                   AGREEMENT

     The Parties, intending to be legally bound, agree as follows:


                                   ARTICLE 1

                          DEFINITIONS AND USE OF TERMS

1.1  CONSTRUCTION

     Any reference in this Agreement to an "Article" or "Section" refers to the corresponding Article or Section of this Agreement or Mestek's or Buyer's Disclosure Schedules, unless the context indicates otherwise. The headings of Articles and Sections are provided for convenience only and shall not affect the construction or interpretation of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. The terms "include" or "including" indicate examples of a foregoing general statement and not a limitation on that general statement. Any reference to a statute refers to the statute, any amendments or successor legislation, and all regulations promulgated under or implementing the statute, as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. Capitalized terms contained in the Schedules hereto and not defined therein shall have the meaning ascribed to them in this Agreement.

1.2  DEFINITIONS

     For the purposes of this Agreement, the following terms and variations on them have the meanings specified in this Section:

     "Audited Financial Statements" is defined in Section 3.9.

     "Affiliated Group" means any affiliated group within the meaning of Code
Section 1504(a) or any similar group under any provision of state, local or foreign law.

     "Best Efforts" means the commercially reasonable efforts that a prudent Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as possible.

     "Buyer" is defined in the first paragraph of this Agreement.

     "Closing" means the consummation and completion of the transactions described in Section 2.4.

     "Closing Date" means the date on which the Closing actually takes place.

     "Code" refers to the Internal Revenue Code of 1986, as amended.

     "Common Share" is defined in Section 3.3.

     "Company" is defined in the Recitals of this Agreement.

     "Company Contract" means any Contract or group of related Contracts (a) under which the Company has or may acquire rights, (b) under which the Company is or may become subject to Liability, or (c) by which the Company or any of its assets is or may become bound.

     "Consent" means any approval, consent, ratification, waiver, or other authorization.

     "Contemplated Transactions" means all of the transactions to be carried out in accordance with this Agreement, including the purchase and sale of the Shares and the performance by the Parties of their other obligations under this Agreement.

     "Contract" means any contract, agreement, commitment, understanding, lease, license, franchise, warranty, guaranty, mortgage, note, bond, or other instrument or consensual obligation (whether written or oral and whether express or implied) that is legally binding.

     "Contravene" - an act or omission would "Contravene" something if, as the context requires:

     (a) the act or omission would conflict with it, violate it, result in a breach or violation of or failure to comply with it, or constitute a default under it;

     (b) the act or omission would give any Governmental Body or other Person the right to challenge, revoke, withdraw, suspend, cancel, terminate, or modify it, to exercise any remedy or obtain any relief under it, or to declare a default or accelerate the maturity of any obligation under it; or

     (c) the act or omission would result in the creation of an Encumbrance on the Shares or assets of the Company.

     "Debt" means all obligations for borrowed money, whether short term or long term, and unpaid interest thereon. For the avoidance of doubt, Debt shall not include obligations under operating leases, trade accounts payable or accrued expenses (as that term is defined under GAAP).

     "Effective Date" is defined in the first paragraph.

     "Employee Pension Benefit Plan" has the meaning set forth in ERISA(3)(2).

     "Employee Welfare Benefit Plan" has the meaning set forth in ERISA(3)(1).

     "Encumbrance" means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, lien, option, pledge, security interest, preference, priority, right of first refusal, or similar restriction.

     "ERISA" means the Employee Retirement Income Security Act of 1974 as amended.

     "Escrow Agreement" is defined in Section 2.2(b)

     "Expenses" is defined in Section 2.4(a)(xi).

     "Financial Statements" is defined in Section 3.9.

     "GAAP" means generally accepted accounting principles for financial reporting in the United States.

     "Governmental Authorization" means any Consent, license, permit or registration issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     "Governmental Body" means any:

     (a) nation, region, state, county, city, town, village, district, or other jurisdiction;

     (b) federal, state, local, municipal, foreign or other government;

     (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, or other entity and any court or other tribunal);

     (d)  multinational organization;

     (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, policy, regulatory, or taxing authority or power of any nature; and

     (f) official of any of the foregoing.

     "Initial Payment" is defined in Section 2.2(b).

     "Knowledge" means, except as otherwise specified, actual knowledge without independent investigation. With respect to Mestek, Knowledge means (i) actual knowledge without independent investigation of John E. Reed, R. Bruce Dewey, Stephen M. Shea, or Winston R. Hindle, Jr., and (ii) the knowledge of Wayne Frerichs or Sue Perakis after such investigation that a reasonably prudent person would conduct.

     "Legal Requirement" means any published and publicly available constitution, law, statute, treaty, rule, regulation, ordinance, binding case law or principle of common law, notice, approval or Order of any Governmental Body.

     "Liabilities" means material liabilities or obligations of any nature, whether known or unknown, whether absolute, accrued, contingent, choate, inchoate, or otherwise, whether due or to become due, and whether or not required to be reflected on a financial statement.

     "Material Adverse Change" and "Material Adverse Effect" - means any change, effect or circumstance with respect to the Company if it individually or together with any other changes, effects or conditions (i) materially adversely affects the financial or other condition, results of operations, assets (considered in the aggregate), Liabilities, equity, prospects or business of the Company, (ii) materially impedes the ongoing operations of the Company, or (iii) significantly adversely affects a material asset of the Company, but shall not include matters arising from the execution, delivery or performance of this Agreement or involving conditions that are generally applicable in the economy, the aluminum extrusion business or the manufacture and sale of heat sinks or other metal fabrications.

     "Material Company Contract" means a Company Contract involving payments, in the aggregate, by or to the Company in excess of $50,000.

     "Mestek Affiliated Group" means Mestek and the affiliated group of companies of which Mestek is the common parent.

     "Order" means any published and publicly available order, injunction, judgment, decree, ruling, assessment or arbitration award of any Governmental Body or arbitrator.

     "Ordinary Course of Business" refers to actions taken in the Company's normal operation, consistent with its past practice.

     "Organizational Document" means any charter, articles, bylaws, certificate, statement, statutes, or similar document adopted, filed or registered in connection with the creation, formation, or organization of an entity, and any Contract among all equityholders, partners or members of an entity.

     "Parties" is defined in the first paragraph.

     "Plan" means employee benefit plans as such term is defined in Section
3.3 of ERISA, as currently interpreted by the IRS and the Department of Labor, including but not limited to, medical, disability, unemployment and retirement benefits, that is maintained by the Company or Mestek for employees of the Company.

     "Person" refers to an individual or an entity, including a corporation, share company, limited liability company, partnership, trust, association, Governmental Body or any other body with legal personality separate from its equityholders or members.

     "Proceeding" means any action, arbitration, audit, examination, investigation, hearing, litigation, or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     "Purchase Price" is defined in Section 2.2.

     "Representative" means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, legal counsel, accountant, or other representative of that Person.

     "Shares" is defined in the Recitals.

     "Tax" means any of the Taxes and "Taxes" means all federal, state, local, foreign and other taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, capital gains, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, documentary, stamp, leasing, lease, user, transfer, conveyance, fuel, excess profits, occupational, interest equalization, windfall profits, severance, license, payroll, environmental, capital stock, disability, employee's income withholding, other withholding, unemployment and social security taxes, that are imposed by any Governmental Body, and including any interest, penalties or additions to tax attributable thereto.

     "Threatened" -- an action or matter would be considered to have been "Threatened" if a demand or statement has been made (whether orally or in writing) or a notice has been given (whether orally or in writing), or any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such action or matter is likely to be asserted, commenced, taken or otherwise pursued in the future.

     "Unaudited Financial Statements" is defined in Section 3.9.

     "Working Capital" shall mean the difference between (x) the Company's trade accounts receivable, inventory and prepaid expenses and (y) the sum of the Company's trade account payables (other than those to members of the Mestek Affiliated Group) and accrued liabilities other than with respect to Debt and Taxes. For purposes of this calculation, trade account payables includes checks outstanding.

                                   ARTICLE 2

                      SALE AND TRANSFER OF SHARES; CLOSING

2.1  SHARES

     Subject to the terms and conditions of this Agreement, at the Closing, Mestek will sell and transfer the Shares to the Buyer, and the Buyer will purchase the Shares from Mestek.

2.2  PURCHASE PRICE AND INITIAL PAYMENT

     (a) The purchase price for the Shares, assuming the Company has no Debt, payable at Closing will be (i) fifty two million dollars ($52,000,000) if the Shares constitute all of the issued and outstanding stock of the Company, or
(ii) forty six million three hundred forty seven thousand eight hundred twenty three dollars ($46,347,823) if the Shares constitute eight hundred twenty of the nine hundred twenty issued and outstanding stock of the Company ("Purchase Price"). The Purchase Price shall be subject to adjustment as set forth in
Section 2.2(c).

     (b) On the Effective Date, Buyer shall pay five hundred thousand dollars ($500,000.00) (the "Initial Payment"), by wire transfer of immediately available funds, to United States Trust Company of New York (the "Escrow Agent"), subject to the terms and conditions set forth in the Escrow Agreement attached hereto as
Exhibit 2.2(b) (the "Escrow Agreement"). The Initial Payment shall be held by the Escrow Agent until such time as the Escrow Agent is required under the terms of the Escrow Agreement to pay such deposit to Mestek or the Buyer, as the case may be.

     (i) In the event that the Closing Date does not occur within 90 days of the Effective Date as a result of (A) a breach of this Agreement by Mestek or (B) the failure of a condition to closing under Article 6 of this Agreement (other than Buyer's failure to secure financing) other than because of a failure by Buyer to perform its obligations hereunder, the Initial Payment (plus interest accrued thereon) shall be paid to Buyer.

     (ii) In the event that the Closing Date does not occur within 90 days of the Effective Date as a result of any reason other than a reason specified in
Section 2.2(b)(i), the Initial Payment (plus interest accrued thereon) shall be paid to Mestek. In the event that the reason for the failure of the Closing Date to occur is Buyer's failure to secure financing despite its Best Efforts to do so, such payment shall be Mestek's sole remedy for Buyer's failure to consummate the Contemplated Transaction.

     (iii) In the event that the Closing Date occurs within 90 days of the Effective Date, the Initial Payment shall be paid to Mestek as a credit against the Purchase Price.

     (c) As soon as reasonably practicable after the Closing Date (but in no event later than 75 days following the Closing Date), the Buyer, at Buyer's expense, shall cause to be prepared and delivered to Mestek a balance sheet of the Company as at 11:59:00 PM on the day immediately preceding the Closing Date (the "Closing Date Balance Sheet"), which shall be certified by Grant Thornton, LLP and shall be prepared in accordance with generally accepted accounting principles on a basis consistent with the 1999 Audited Financial Statements and the 1999 and 2000

Unaudited Financial Statements. Based upon the Closing Date Balance Sheet, the Purchase Price shall be adjusted (the "Purchase Price Adjustment") as follows:

          (i) If the Working Capital of the Company as shown on the Closing Date Balance Sheet is less than $5,885,662, the amount as of June 30, 2000, then the Purchase Price shall be decreased by an amount equal to the deficit.

          (ii) If the Working Capital of the Company as shown on the Closing Date Balance Sheet is greater than $5,885,662, the amount as of June 30, 2000, then the Purchase Price shall be increased by an amount equal to the excess.

Working Capital at Closing will include the following assumptions:

1. All payroll and payroll tax liabilities of the Company related directly to payroll checks dated before the Closing Date will be paid by Mestek in the Ordinary Course of Business and will be excluded from the computation of Working Capital.

2. All payroll and payroll tax liabilities of the Company relating to payroll checks dated on or after the Closing will be paid by the Buyer and accrued on the Closing Date Balance Sheet and such liabilities shall be included in the computation of Working Capital.

     (d) Mestek shall notify the Buyer in writing within 45 days after it receives the Closing Date Balance Sheet of any disagreements it may have with the Closing Date Balance Sheet or the computation of any Purchase Price Adjustment, setting forward in reasonable detail the basis for and (if computable by Mestek) the amount of such disagreements. If at the end of such 45-day period no resolution is reached, such disagreements shall be resolved by a "big five" accounting firm (the "Arbiter"), chosen by the Parties, which determination shall be limited solely to the disagreements identified by Mestek and which shall be final and binding on the Parties. The fees and disbursements of such firm shall be borne by the Party whose position is not substantially upheld. In the event of an adjustment to the Purchase Price which requires an additional payment by the Buyer to Mestek, such amount shall be payable within ten days of the delivery of the Closing Date Balance Sheet to the extent undisputed by the Buyer and to the extent an additional payment is determined by the Arbiter to be due by the Buyer to Mestek such amount shall be payable within ten days of the delivery of the Arbiter's determination to the Buyer. If the Closing Date Balance Sheet should disclose that any amount is payable by Mestek to the Buyer, such amount shall be payable within ten (10) days following delivery of the Closing Date Balance Sheet to the extent not disputed by Mestek and to the extent additional payment is determined by the Arbiter to be due by Mestek to the Buyer such amount shall be payable within ten days of the delivery of the Arbiter's determination to Mestek. Any payments not paid when due under this Section shall accrue interest at the rate of 9% per annum from Closing through the date of payment.

2.3  CLOSING

     The Closing shall take place at the offices of the Buyer's counsel or counsel to Buyer's principal lender no later than five (5) days after the satisfaction or waiver of the last condition precedent set forth in Article 6 at 10 a.m. (Eastern time) or by telephone and fax as the Parties shall agree. The Parties estimate that the Closing Date shall be on or about November 15, 2000.

2.4  CLOSING DELIVERIES

     At the Closing:

     (a)  Mestek will deliver to Buyer:

          (i) Certificates representing the eight hundred twenty (820) or nine hundred twenty (920), as the case shall be, Shares of the Company, duly endorsed in blank (or accompanied by duly executed stock powers in blank);

          (ii) An opinion of Baker & McKenzie, counsel for Mestek, in the form attached hereto as Exhibit 2.4(a)(iii);

          (iii)  The Company's corporate minute book, seals and stock ledgers;

          (iv) Resignations of all officers and directors of the Company other than those designated in writing by Buyer;

          (v) Compliance certificate of an officer of Mestek as to the fulfillment of the conditions set forth in Section 6.1;

          (vi) Resolutions of Mestek certified by its Secretary authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

          (vii) Copies of the Company's certificate of incorporation and all amendments thereto and by-laws, as certified by the Secretary of the Company;

          (viii) Release of the Company's obligations with regard to all Debt as of the Closing Date and all payables to members of the Mestek Affiliated Group; and

          (ix) Satisfaction of all mortgages on the Company's Real Property and a release of all liens, pledges and security interests on the Company's assets except with respect to operating leases.

     (b)  [Intentionally Omitted].

     (c)  Buyer will deliver:

          (i) the Purchase Price (less any amount paid to Mestek by the Escrow Agent) by wire transfer of immediately available funds or similar means, to the account(s) specified by Mestek;

          (ii) The opinion of Shapiro Forman & Allen LLP, counsel for Buyer, in the form attached hereto as Exhibit 2.4(c)(ii);

          (iii) Compliance certificate of an officer of Buyer as to the fulfillment of the conditions set forth in Section 6.2; and

          (iv) Resolutions of Buyer certified by its Secretary authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby.


                                   ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF MESTEK

     Mestek represents and warrants to the Buyer as follows that, as of the date hereof and on the Closing Date:

3.1  ORGANIZATION AND GOOD STANDING

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it owns or uses, and to perform all its obligations under the Company Contracts. The Company is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on its business or properties. The jurisdictions in which the Company is qualified to do business are set forth in Schedule 3.1.

     (b) The Company has no subsidiaries nor any interest in or similar obligation with regard to any other corporation, company, partnership, joint venture, association or other business entity.

3.2  ENFORCEABILITY; NO CONFLICT

     (a) Assuming due authorization, execution and delivery of this Agreement by the Buyer, this Agreement constitutes the legal, valid, and binding obligation of Mestek, enforceable against Mestek in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Mestek has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement, which actions have been duly authorized and approved by all necessary corporate action of Mestek.

     (b) Except as set forth in Schedule 3.2, neither Mestek nor the Company are required to give any notice to any Person or obtain any Consent or Governmental Authorization in connection with the execution and delivery of this Agreement by Mestek or the consummation or performance of any of the Contemplated Transactions by Mestek.

     (c) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will directly or indirectly (with or without notice or lapse of time):

          (i) Contravene any Material Company Contract, Governmental Authorization, Legal Requirement or Order to which the Company or Mestek, or any of the assets owned or used by the Company is party or by which they may be bound or subject, any provision of the Company's or Mestek's Organizational Documents, or any resolution adopted by the board of directors or stockholders of the Company or Mestek.

          (ii) result in the imposition or creation of any material Encumbrance upon or with respect to any of the assets owned or used by the Company.

3.3  CAPITALIZATION

     The Company is a corporation having authorized capital stock consisting of two thousand (2,000) no par value Common Shares (each a "Common Share") of which nine hundred twenty (920) Common Shares are issued and outstanding. Except as set forth in Schedule 3.3, all of the Shares are validly issued, fully paid and non-assessable and no pledge, claim or any encumbrances or restrictions of any nature exist with respect to them. No options, warrants, conversion or other rights, agreements or commitments of any kind obligating the Company, contingently or otherwise, to issue or sell any shares of its capital stock of any class or any securities convertible into or exchangeable for any such shares, are outstanding.

3.4  OWNERSHIP; WAIVER OF RIGHTS; TITLE

     Mestek beneficially and of record owns eight hundred twenty (820) Common Shares and has good and marketable title thereto free and clear of any Encumbrance, except as set forth on Schedule 3.4. Mestek hereby irrevocably waives any and all pre-emptive rights, rights of first refusal or any other similar rights to purchase or sell Shares now or in the future with respect to the consummation of transactions set out hereunder. Mestek has not granted any power of attorney enabling any Person to enter into an agreement to dispose of in any way the Mestek Shares. Mestek has not granted any Person any option, warrant or similar right to purchase any of the Mestek Shares, except as set forth on Schedule 3.4.

3.5  LITIGATION

     Except as set forth on Schedule 3.5, there is no claim, action, proceeding or investigation pending or, to the Knowledge of Mestek, Threatened against the Company before any court or governmental agency. There are no orders, writs, injunctions or decrees currently in force against the Company or the directors, officers, agents or employees of the Company with respect to the conduct of the Company's business.

3.6   NON-DISCLOSURE; NON-COMPETITION

     The Company is not bound by any Contract or Order restraining or materially limiting it from engaging or competing in the aluminum extrusion business, or the manufacture or sale of heat sinks or other metal fabrications. To the Knowledge of Mestek, no third party has claimed that any Person representing or employed by the Company has:

     (a) violated or may be violating any of the terms or conditions of his or her employment, non-competition or non-disclosure agreement with such third party;

     (b) disclosed or may be disclosing or utilized or may be utilizing any trade secret, proprietary information or documentation of such third party; or

     (c) interfered or may be interfering in the employment relationship between such third party and any of its present or former employees.

  Neither the execution nor delivery of this Agreement, nor the conduct of the business of the Company, conflicts with or results in a material breach of the terms, conditions, or provisions of or constitute a default under any Material Company Contract or other material legal instrument under which the Company is obligated.

3.7   COMPLIANCE WITH LAW

     The Company is in material compliance with applicable laws. Neither Mestek nor the Company have received any notice of any material violation of any applicable laws which has not been remedied. The Company owns, holds or possesses in its own name, all governmental licenses, franchises, permits, approvals and other governmental authorizations (federal, state and local) (collectively, "Licenses and Permits") necessary to entitle it to use its corporate name, to own or lease, operate and use its assets and properties and to carry on and conduct its businesses and operations as presently conducted, except where the failure to so own, hold or possess would have no Material Adverse Effect. The Company is not in violation of or default under any Licenses or Permits or any judgment, order, writ, injunction or decree of any court or administrative agency issued against it or any law, ordinance, rule or regulation applicable to it, which could reasonably be expected individually or in the aggregate to have a Material Adverse Effect or which could reasonably be expected to interfere materially with the consummation of the transactions contemplated herein. Schedule 3.7 hereto sets forth a complete and correct list of all Licenses and Permits related to the conduct of the Company's business, all of which are in full force and effect as of the date hereof.


3.8  COMPANY CONTRACTS; INSTRUMENTS

     A true and complete list of the Material Company Contracts is attached hereto as Schedule 3.8. Mestek has delivered true and complete copies of all Material Company Contracts to Buyer. Each Material Company Contract is a valid and binding obligation of the Company and, to the Knowledge of Mestek, the other parties thereto, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and no Material Company Contract shall be breached or rendered invalid or unenforceable by the consummation of the transactions contemplated by this Agreement. The Company has not breached, nor does Mestek have Knowledge of any claim or threat that the Company has breached, any of the terms or conditions of any Material Company Contract. None of the Company Contracts is individually expected to cause a loss to the Company in excess of $50,000, and the Company Contracts in the aggregate are not expected to cause a loss to the Company in excess of $100,000, provided that such expectation assumes no change in the Company's business practices or processes or increase in labor rates and raw materials or other costs. No Material Company Contract with customers is priced in a manner that is inconsistent with the Company's past practices.

3.9  FINANCIAL STATEMENTS; WORKING CAPITAL

     (a) Attached hereto as Schedule 3.9 are unaudited balance sheets as of December 31, 1998, December 31, 1999, and June 30, 2000 and profit and loss statements and statements of cash flows for the calendar years ended December 31, 1997, December 31, 1998 and December 31, 1999 and for the period ended June 30, 2000 for the Company (collectively, the "Unaudited Financial Statements"). Except as stated in Schedule 3.9, the Unaudited Financial Statements have been prepared from the books and records of the Company, are true and correct in all material respects and accurately set out and describe the financial condition and operating results of the Company as of the dates and for the periods indicated therein and have been prepared in accordance with GAAP. The Company shall provide audited balance sheets as of December 31, 1998 and December 31, 1999 and profit and loss statements and statements of cash flows for the calendar years ended December 31, 1997, December 31, 1998, and December 31, 1999 for the Company (collectively, the "Audited Financial Statements") within thirty five (35) days of the Effective Date. The Audited Financial Statements shall be prepared from the books and records of the Company, will be true and correct in all material respects and will accurately set out and describe the financial condition and operating results of the Company as of the dates and for the periods indicated therein and will be prepared in accordance with GAAP. The Audited Financial Statements for 1999 will not be materially adversely different (taken as a whole) from the Unaudited Financial Statements for the same period.

     (b) The accounts receivable of the Company reflected on the unaudited balance sheet dated June 30, 2000, or arising since the date thereof are, to the extent not already collected, true and valid receivables, created in the Ordinary Course of Business of the Company and have arisen solely out of bona fide sales of goods, performance of services, and other business transactions in the Ordinary Course of Business. Such accounts receivable are collectible in accordance with their terms at their recorded amounts, subject to the reserves set forth in the Unaudited Financial Statements as adjusted in the Ordinary Course of Business through the Closing Date.

3.10  LIABILITIES AND OTHER OBLIGATIONS

       The Company has no Liabilities except (i) to the extent reflected or reserved for on the Unaudited Financial Statements, (ii) for liabilities incurred in the Ordinary Course of Business since June 30, 2000, (iii) for liabilities disclosed in Schedule 3.10 attached hereto, and (iv) for obligations to perform wholly or partially executory contracts.

3.11  RELATED PARTY TRANSACTIONS

     Except as set forth in Schedule 3.11, neither Mestek, nor any present executive, director nor, to the Knowledge of Mestek, any significant employee of the Company or an affiliate thereof: (a) owns, directly or indirectly, in whole or in part, any of the properties used in the business of the Company; (b) has received a loan or advance from the Company which is currently outstanding; (c) has any obligation to make any loan to the Company; or (d) has any other business relationship with the Company other than in his or its capacity as a shareholder, executive, director or significant employee. Neither Mestek nor any present executive director, or, to the Knowledge of Mestek, any significant employee of the Company or any affiliate thereof:

owns, directly or indirectly, in whole or in part, any interest in, or controls or is an employee, officer, director, partner of, participant in or consultant to any corporation, association, partnership, limited partnership, joint venture or other entity which is a competitor of the Company.

3.12  BOOKS AND RECORDS

     The Company keeps its accounts regularly and in conformity with GAAP. Except as set forth in Schedule 3.12, copies of all financial and operational books and other materials related to the operation of the Company since its inception are located at the business premises of the Company.

3.13  NO MATERIAL ADVERSE CHANGE

     (a) Since June 30, 2000, no event has occurred or circumstance existed that has had, or is reasonably expected to cause, a Material Adverse Effect on the Company.

     (b) In addition, since June 30, 2000, except as set forth in Schedule 3.13, the Company has conducted its business in the ordinary course and there has not occurred with respect to the Company:

          (i) any payment, discharge or satisfaction of any liabilities or obligations (whether accrued, absolute, contingent or otherwise) in excess of $100,000, other than the payment, discharge or satisfaction, in the Ordinary Course of Business, of liabilities or obligations incurred in the Ordinary Course of Business;

          (ii) except in the Ordinary Course of Business, any assets (whether real, personal or mixed, tangible or intangible) becoming subject to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind, any one of which is more than $50,000;

          (iii) any cancellation or waiver of any claims with a value in excess of $50,000 or rights with a value in excess of $50,000, or any sale, lease, transfer, assignment, distribution or other disposition of any assets with a value in excess of $50,000, except for sales of finished goods inventory in the Ordinary Course of Business, or any disposal of any material assets for any amount to members of the Mestek Affiliated Group;

          (iv) any disposal or lapse of any rights in, to or for the use of any patent, trademark, trade name or copyright, or any disclosure to any person not an employee or agent (except for disclosures in the Ordinary Course of Business or in connection with the process of selling the Company), or disposition of, any customer lists;

          (v) any increase in the base compensation or other payment to any officer or employee, whether now or hereafter payable or granted (other than increases in base compensation in the Ordinary Course of Business), or material entry into or variation of the terms of any employment or incentive agreement with any such person;

          (vi) any capital expenditure or commitment for additions to property, plant or equipment, or lease agreement, which exceeds $100,000 and which, if purchased, would be reflected in the property, plant or equipment accounts;

          (vii)  any change in any method of accounting;

          (viii) any damage, destruction or loss of any asset, whether or not covered by insurance, which exceeds $50,000;

          (ix) except liabilities incurred in the Ordinary Course of Business, any obligation or liability in excess of $50,000, including, without limitation, any liability for nonperformance or termination of any contract;

          (x) any sale or other disposition of any of the assets of the Company worth in excess of $50,000 other than sales and dispositions in the Ordinary Course of Business;

          (xi) any elimination of any reserves established on the Company's books or any changing of the method of accrual unless there is any change of significant facts or circumstances pertaining to any reserves which would justify their elimination, or such elimination or change is required under GAAP.

3.14 PROPERTIES AND ASSETS; ENCUMBRANCES

     (a) Except as set forth in Schedule 3.14, the Company has good and marketable title to, or a valid leasehold interest in, all real properties and assets used in its business and all real properties and assets owned by the Company are free and clear of all mortgages, liens, pledges, and security interests on the assets of the Company, other than with respect to operating leases. The properties and assets of the Company are sufficient to carry on the business of Company in the manner in which such business was being conducted immediately prior to the Closing Date.

     (b) The only real property that the Company owns is located at 33 Bridge Street, Pelham, New Hampshire (the "Real Property"). The present use of the Real Property does not violate any local zoning or similar land use laws or governmental regulations where such violation would cause the Company to incur more than $10,000 to cure such violation. The Company is not in material violation of, or in noncompliance with, any covenant, condition, restriction, order or easement affecting the Real Property. There is no condemnation pending or, to the best knowledge of Mestek, Threatened affecting the Real Property owned by the Company. The Company does not lease any real property and owns the Real Property.

     (c) Schedule 3.14 attached hereto and made a part hereof sets forth each item of personal property owned by the Company as of August 31, 2000 having a value in excess of five thousand dollars ($5,000), excluding inventory and supplies, and sets forth any lease pursuant to which the Company leases any such item of personal property as a lessee or lessor as of the date hereof (the "Material Personal Property Leases"). The Company enjoys peaceful and undisturbed possession under all Material Personal Property Leases. The personal property set forth on Schedule 3.14 hereto constitutes all material personal property used in the operation of the Company's business as currently conducted, except for inventory and supplies. Except as set forth on Schedule 3.14 hereto, the personal property of the Company is maintained in good operating condition, reasonable wear and tear excepted, for the purposes for which they are currently being used. Mestek has previously delivered to Buyer true and correct copies of all Material Personal Property Leases.

     (d) Except as set forth on Schedule 3.14, all assets of the Company are located at 33 Bridge Street, Pelham, New Hampshire.

3.15 PROPRIETARY RIGHTS

     The Company owns and has good and marketable title to, or has in effect licenses to, all material patents, trade secrets, trademarks, service marks, trade names, copyrights and all applications therefor and other proprietary rights used or necessary in the conduct of the Company's business, as now conducted (the "Intellectual Property") provided, however, that Mestek makes no representations or warranties with respect to the name "Mestek" or any variation thereof, which Mestek shall continue to hold all rights to use after the Closing Date and in which Buyer shall acquire no interest. Schedule 3.15 sets forth a complete and correct list of all patents, registered trademarks, registered trade names, registered service marks, registered service names and registered brand names and all applications for the foregoing, if any, applicable to or used in the business of the Company. The Company has not granted third parties (including Mestek) the right to use the Intellectual Property. To the Knowledge of Mestek, the Company is not infringing upon or otherwise acting adversely to the right or claimed right of any Person under or with respect to the Intellectual Property and there is no basis for any claim by any third party that the Company is so infringing or acting. To the Knowledge of Mestek, no employee or contractor of the Company is infringing upon or otherwise acting adversely to the right or claimed right of any Persons under or with respect to any of the Intellectual Property.

3.16 TAXES

     Except as set forth in Schedule 3.16:

     (a) The Company has duly and timely filed all reports and returns, statements and forms required to be filed in respect of any Taxes as are required to be filed by it or which are required to be filed with respect to its assets, income, capital stock, or operations ("Tax Returns"), or a timely request for extension of such Tax Returns has been filed and remains effective. All such Tax Returns were correct and complete in all material respects. All Taxes due, or claimed to be due, from the Company or which are imposed with respect to their assets, income, capital stock, or operations, including without limitation, Taxes due to any United States taxing authority, have been paid or appropriate deposits made with respect thereto. There are no liens with respect to Taxes upon any of the Company's assets, other than with respect to Taxes not yet due and payable. The Company has made adequate provision in the June 30, 2000 Unaudited Financial Statements for the payment of all accrued Taxes not yet payable as of the date of the June 30, 2000 Unaudited Financial Statements attributable to its assets, income or operations.

     (b) There are no audits, inquiries, investigations or examinations pending or, to the Knowledge of Mestek, threatened relating to the Tax Returns of the Company or which include its assets, income, capital stock, or operations, and to the Knowledge of Mestek, there are no claims which have been or may be asserted relating to any such Tax Returns for any year which, if determined adversely, would result in the assertion by any Governmental Body of a material Tax deficiency against the Company. There have been no waivers or extensions of statutes of limitations which are in effect as of the date of this Agreement.

     (c) The Company is not a party to any tax-sharing agreement or similar arrangement with any other party. The Company has no liabilities for the Taxes of any other entity or party, whether by joint and several liability, as a transferee or successor, by contract, or otherwise.

     (d) Through the tax year ended December 31, 1999, the Company has been included in Mestek's consolidated federal returns as a member of the Mestek Affiliated Group. Mestek has duly and properly filed all Tax Returns, reported all income, and paid all Taxes relating to the assets, income and operations of the Company, to the extent required to be filed, reported and paid by Mestek.

     (e) The federal income tax returns of the Company have not been audited by the IRS for any taxable year of the past four taxable years. The statute of limitations period for assessment of federal income taxes has expired for all taxable years through the taxable year ending 1996.

     (f) There are no outstanding powers of attorney enabling any party to represent the Company with respect to Tax matters.

     (g) The Company has withheld prior to Closing, proper and accurate amounts from employees of the Company, in compliance in all material respects with all withholding and similar provisions of any and all applicable federal, state, and local laws, statutes, codes, ordinances, rules, and regulations. All such amounts have been timely remitted to the proper governmental authority as prescribed by law. All other Taxes required to have been withheld or collected by the Company have been duly withheld and collected and have been duly paid over to the proper governmental authority, or, with respect to Taxes not yet required to be paid, adequately reserved for on the Closing Date Balance Sheet, all as and to the extent prescribed by law. All Taxes due from the Company with respect to employee income tax withholding, social security taxes, unemployment, and any similar Taxes for all periods ending on or prior to the Closing Date have been either paid in full on or prior to the Closing Date or, with respect to Taxes not yet required to be paid, accrued as a liability on the Closing Date Balance Sheet. The accrued sales taxes included in the Closing Date Balance Sheet shall not exceed the sum of any uncollected sales taxes included in uncollected accounts receivable as of the Closing Date Balance Sheet.

     (h) The Company is not subject to an agreement or consent under Section 341(f) of the Code.

     (i) The Company will not be required to include any adjustment in taxable income for any period ending after the Closing under Section 481 of the Code (or under any similar provision of the Tax laws of any jurisdiction) as a result of a change in the method of accounting for a period ending on or before the Closing or pursuant to an agreement with a Tax authority with regard to the Tax liability of the Company for any period ending on or before the Closing.

     (j) None of the Company's property is "tax exempt use property" within the meaning of Section 168(h) of the Code.

     (k) None of the assets owned by the Company is required to be treated as owned any other person for federal income tax purposes.

     (l) The Company is not a party to any joint venture, partnership or other arrangement or contract which could be properly treated as a partnership for federal income tax purposes.

     (m) The Company has not entered into any sale-leaseback or any leveraged lease transaction that fails to satisfy the requirements of Revenue Procedure 75-21.

     (n) Mestek has filed a consolidated federal income tax return with the Company for the taxable year immediately preceding the current taxable year and is eligible to make an election under Section 338(h)(10) of the Code (and any comparable election under state or local law) (a "Section 338(h)(10) Election") with respect to the Company and the purchase and sale of the stock of the Company hereunder.

3.17  LABOR RELATIONS; EMPLOYEE BENEFITS

     (a) The names and titles of all employees of the Company, together with their rate of compensation, and length of service are listed on Schedule 3.17. All employees and contractors of the Company have performed services for their compensation paid by the Company.

     (b) The Company is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours the noncompliance with which is reasonably likely to have an Material Adverse Effect, and is not engaged in any unfair labor practice.

     (c) Except as set forth on Schedule 3.17, the Company has not received any Citations and Notifications of Penalty with respect to findings of violations under OSHA which have not been closed by payment of fines or administrative action.

     (d) The Company has no collective bargaining agreement covering any of its employees. There is no current union representation or, to the Knowledge of Mestek, request for union representation of the employees of the Company. There are no unfair labor practice complaints pending or, to the Knowledge of Mestek, Threatened against the Company.

     (e) Each Plan is listed on Schedule 3.17, and Mestek has furnished to Buyer true and complete copies of each such Plan or a written description of Plan benefits if there is no written Plan document. The Plans have been administered in material compliance with their terms and with the applicable requirements of ERISA and the Code. With respect to each Plan, neither the Company nor, to the Knowledge of Mestek, any of its employees or directors, nor any plan fiduciary of any of the Plans, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(d) of the Code, and no "reportable event" (as defined in Section 4043 of ERISA and the regulations promulgated thereunder), other than such as may arise out of the consummation of the transactions contemplated by this Agreement, has occurred in connection with any Plan.

     (f) None of the Plans applicable to the Company is a multiemployer plan within the meaning of Section 3(37) of ERISA, and the Company has not maintained or sponsored, has not been required to contribute to, has not terminated or withdrawn from (either completely or partially), and no withdrawal liability (as defined in Section 4201, 4063 or 4064 of ERISA) has been incurred by the Company with respect to, any defined benefit plan or multiemployer plan, whether or not maintained by the Company. None of the Plans is an Employee Pension Benefit Plan.

     (g) None of the Plans which is an Employee Welfare Benefit Plan provides benefits to retirees or other former employees of the Company, regardless of whether such benefits are vested, except to the extent required under ERISA
Section 601 et seq. and Code Section 49808, and the Company has not terminated any Employee Welfare Benefit Plan providing benefits to retirees. All premiums or other payments required to be paid for all periods ending on or before the Closing Date will have been paid on or before the Closing Date with respect to each such Plan which is an Employee Welfare Benefit Plan.

     (h) Other than routine claims for benefits made in the Ordinary Course of Business, there are no pending claims, investigations or causes of action ("Claims") and to the Knowledge of Mestek, no such Claims are Threatened against any Plan or fiduciary of any such Plan by any participant, beneficiary or governmental agency with respect to the qualification or administration of any such Plan. The Company has complied in all material respects with the applicable notification and other applicable requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, Health Insurance Portability and Accountability Act of 1996, the Newborns' and Mothers' Health Protection Act of 1996, the Mental Health Parity Act of 1996, and the Women's Health and Cancer Rights Act of 1998.

     (i) The Company has contributed or accrued on its books the amount of any employer matching contributions or employer discretionary contributions (in an amount determined in accordance with the Company's past practices) to any tax qualified defined contribution plan maintained or sponsored by the Company, or to which the Company has any obligation to contribute and which in the Ordinary Course of Business would be contributed for or attributable to the period prior to the Closing Date.

3.18 ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS

     (a) For purposes of this Agreement, the capitalized terms defined below shall have the meanings ascribed to them below.

         (i) "Environmental Law(s)" means all federal, state or local law (including common law), statute, ordinance, rule, regulation, code, or other requirement relating to the environment, natural resources, or public or employee health and safety and includes, but is not limited to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), 42 U.S.C. (S) 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. (S) 1801 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. (S) 6901 et seq., the Clean Water Act, 33 U.S.C. Section (S) 1251 et seq., the Clean Air Act, 42 U.S.C. (S) 7401 et seq., the Toxic Substance Control Act, 15 U.S.C. (S) 2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. (S) 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. (S) 651 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes and any applicable transfer statutes.

         (ii) "Environmental Permits" means all approvals, authorizations, consents, permits, licenses, registrations and certificates required by any applicable Environmental Law.

         (iii) "Hazardous Substance(s)" means, without limitation, any flammable explosives, radioactive materials, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products (including but not limited to waste petroleum and petroleum products), methane, hazardous materials, hazardous wastes, pollutants, contaminants and hazardous or toxic substances, as defined in or regulated under any applicable Environmental Law.

         (iv) "Release" means any past spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the environment.

     (b) Except as disclosed in Schedule 3.18, the Company has obtained and is in material compliance with all Environmental Permits that are required for the lawful operation of its business. The Company (i) is in compliance in all material respects with all terms and conditions of their Environmental Permits and with any applicable Environmental Law, and (ii) have not received written notice of any material violation by or material claim against the Company under any Environmental Law.

     (c) Except as disclosed in Schedule 3.18 there have been no Releases, or threatened Releases, of any Hazardous Substances into, on or under the Real Property.

     (d) Except as disclosed in Schedule 3.18 hereof, the Company has not been identified as a potentially responsible party at any federal or state National Priority List ("Superfund") site.

     (e) The Real Property contains no friable and non-encapsulated asbestos or asbestos related materials and contains no Underground Storage Tanks (as that term is defined in the Environmental Laws).

3.19 BROKERS OR FINDERS

     Except as set forth in Schedule 3.19, neither Mestek nor any of its Representatives has incurred any Liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Contemplated Transactions.

3.20 CUSTOMERS

     (a) Attached hereto as Schedule 3.20 is a true and correct list of the top ten (10) customers (by dollar amount) of the Company for the calendar year ended December 31, 1999 and the six (6) months ended June 30, 2000 and the total dollar amounts billed to such customers. Except as set forth on Schedule 3.20, the Company has no reason to believe that the volume of business done with any such customer should decrease materially from the levels set forth on Schedule
3.20 in the twelve months following Closing other than in the Ordinary Course of Business; however, the customers of the Company typically vary materially from year to year.

     (b) All sale orders and other commitments for sales made by the Company with its customers have been made in the Ordinary Course of Business. The Company does not have any obligation to accept returns of products in excess of the reserve for returns set forth in the June 30, 2000 Unaudited Financial Statements.

     (c) Each product manufactured, sold, leased or delivered by the Company has been in conformity with all applicable contractual commitments and all material express and implied warranties, and the Company does not have any material liability (and to the Knowledge of Mestek there is no reasonable basis for any present or future claim, action, proceeding or investigation giving rise to a material liability) for replacement or repair thereof of other damages in connection therewith (not covered by insurance), subject only to the reserves set forth on the June 30, 2000 Unaudited Financial Statements.

3.21 SUPPLIERS

     (a) Attached hereto as Schedule 3.21 is a true and correct list of the top ten (10) suppliers of the Company (by dollar amount) for the calendar year ended December 31, 1999 and the six (6) months ended June 30, 2000 and the total dollar amounts paid to such suppliers.

     (b) All purchase orders and other commitments for purchases made by the Company with its suppliers have been in the Ordinary Course of Business, and no payments have been made to any supplier or its representatives other than payments to such suppliers for the invoiced price of products and services purchased in the Ordinary Course of Business.

3.22 INVENTORY

     Except as set forth on Schedule 3.22, all inventory of the Company consists substantially of a quality, quantity, and condition usable, salable, or leasable in the Ordinary Course of the Business of the Company, subject to inventory reserves consistent with those contained in the Financial Statements. All such inventory has been valued on the Financial Statements at the lower of its cost or net realizable value, and, except as set forth on Schedule 3.22, all such inventory is located at the Company's facility in Pelham, New Hampshire.

3.23 PRODUCT LIABILITY AND RECALLS

     (a) There is no claim, action, suit, inquiry, proceeding or investigation in any case by or before any court or governmental body pending or, to the Knowledge of Mestek, Threatened, against or involving the Company relating to any product alleged to have been manufactured or sold by the Company and alleged to have been defective or not manufactured in accordance with applicable specifications.

     (b) There is no pending, or to the Knowledge of Mestek, Threatened recall or investigation of any product sold by the Company.

3.24 INSURANCE

     Schedule 3.24 sets forth a complete and correct list and description of the policies of insurance in effect on the date hereof covering the assets and
operations of the Company.   All such policies are with insurance carriers with
a commercial rating from Best of at least A. Since January 5, 1996, the Company has not been denied insurance or suffered the cancellation of any insurance.

3.25 BANK ACCOUNTS; SAFE DEPOSIT BOXES; TAX IDENTIFICATION NUMBER

     Schedule 3.25 attached hereto and made a part hereof sets forth a complete and correct list of each account with any bank, trust company, securities broker or other financial institution with which the Company has any account and all safe deposit boxes maintained by the Company, the identifying numbers or symbols thereof, and the name of each person authorized to draw thereon or to have access thereto. The Company's Federal Tax Identification Number is 04-3293662.

3.26 GUARANTIES

     The Company is not a guarantor for any liability or obligation (including indebtedness) of any third party.


                                   ARTICLE 4

                  REPRESENTATIONS AND WARRANTIES OF THE BUYER

     The Buyer represents and warrants to Mestek as follows that, as of the date hereof and on the Closing Date:

4.1  ORGANIZATION

     The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

4.2  ENFORCEABILITY; NO CONFLICT

     (a) The Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, which actions have been duly authorized and approved by all necessary corporate actions of the Buyer. Assuming due authorization, execution, and delivery of this Agreement by Mestek, this Agreement constitutes the legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     (b) Other than any filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Buyer is not and will not be required to give any notice to any Person or obtain any Governmental Authorization or Consent in connection with the execution and delivery of this Agreement by the Buyer or the consummation or performance by the Buyer of any of the Contemplated Transactions.

     (c) Neither the execution nor the delivery of this Agreement by the Buyer nor the consummation or performance of any of the Contemplated Transactions by the Buyer will directly or indirectly (with or without notice or lapse of time), Contravene any Contract to which the Buyer is a party or by which the Buyer may be bound, Governmental Authorization, Legal Requirement, Order to which the Buyer may be subject, any provision of the Buyer's Organizational Documents, or any resolution adopted by the board of directors or the stockholders of the Buyer.

4.3  BROKERS OR FINDERS

     Neither the Buyer nor any of its Representatives have incurred any Liability for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Contemplated Transactions.

4.4  FINANCING

     Buyer has provided Mestek with a true, accurate and complete copy of the proposal letter dated August 28, 2000 (the "Proposal Letter") which is the only third-party document of Buyer related to the source of funds currently contemplated to be used by Buyer to pay at least ninety-five percent (95%) of the Purchase Price.


                                   ARTICLE 5

                                   COVENANTS

     Mestek and Buyer covenant and agree that, pending the Closing and except as otherwise agreed to herein or otherwise in writing:

5.1  UPDATE SCHEDULES

     Mestek and Buyer shall promptly disclose to each other any information contained in their respective representations, warranties or Schedules hereto which, because of an event occurring after the date hereof, is incomplete or is no longer correct as of all times after the date hereof until the Closing Date.

5.2  CONDITIONS TO CLOSING

     Mestek and Buyer shall cooperate with each other and use their Best Efforts to cause the conditions to Closing contained in Article 6 to be satisfied, including the curing of the failure of any such condition, and neither will take any action that causes any of its representations or warranties to become untrue or inaccurate in any material respect, except that Mestek may take or cause the Company to take such action if it is required to do so by Legal Requirement.

5.3  REGULATORY CONSENTS

     Mestek and Buyer, promptly after execution of this Agreement, shall file with the applicable Governmental Body all requisite applications for consent to the Contemplated Transactions. Mestek and Buyer shall promptly and diligently prosecute all necessary amendments to such applications, briefs, pleadings, documents, and supporting data, and take all such actions as may be required or requested by any Governmental Body, or as may be appropriate in an effort to expedite the grant of such consent.

5.4  HSR FILING

     Mestek and Buyer shall cooperate with one another in:

     (a) determining whether any filing of Notification and Report Forms under the Hart-Scott-Rodino Act ("HSR") is required in connection with the consummation of the Contemplated Transactions, and

     (b) preparing and making such filing and furnishing information required in connection therewith. If such a filing is required, each Party shall be responsible for preparing and making its own required filing and each Party shall pay its own filing fees, cost and expenses associated with making any filing.

5.5  ACCESS

     Mestek will, and will cause the Company to, during normal business hours, afford Buyer and its Representatives and Buyer's Lender and its Representatives such access to the Company's personnel, properties, books and records, and other documents and data as Buyer may reasonably request in writing a reasonable period in advance of the time for which such access is requested.

5.6  CONDUCT OF BUSINESS

     Mestek will cause the Company to conduct its business only in the Ordinary Course of Business, and, will not, except with Buyer's written consent (unless required to do so by Legal Requirement):

     (i) incur or permit to be incurred any obligation or other liabilities (exclusive of health and property insurance premiums) in excess of $50,000 except for inventory purchases in the Ordinary Course of Business;

     (ii) increase the compensation payable or to become payable to any of the employees of the Company, except for increases in the Ordinary Course of Business, or otherwise enter into or alter any employment, consulting, or service agreement with a value in excess of fifty thousand dollars ($50,000);

     (iii) commence, enter into, or alter any profit sharing, deferred compensation, bonus, stock option, stock purchase, pension, retirement, or incentive plan or any fringe benefit plan for employees of the Company;

     (iv) sever or terminate any employees of the Company except for cause or in the Ordinary Course of Business;

     (v) make or commit to any capital expenditure in excess of $50,000 or make or commit to such expenditures which would, in the aggregate, exceed $100,000; or

     (vi) make any Tax election, execute any waiver of restrictions on assessment or collection of any Tax, or settle or compromise any tax liability which may reasonably be expected to have an adverse effect on Buyer or the Company following Closing in which case Buyer will not unreasonably withhold its consent.

5.7  CHANGES TO CAPITAL STOCK.

     No issuance, sale, pledge, disposition or encumbrance of, or authorization of the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of, or any other ownership interest in the Company will be made, except that Mestek may purchase the stock in the Company held by Wayne Frerichs. If Mestek does so purchase the stock in the Company held by Wayne Frerichs, it will sell that stock to Buyer pursuant to this Agreement.

5.8  DIVIDENDS.

     No dividends or other distributions or payments will be declared, set aside, made or paid in respect of the capital stock of the Company. For the avoidance of doubt, the Company may repay monies owed to members of the Mestek Affiliated Group.

5.9  TAX MATTERS.

     (a) Mestek shall indemnify and hold harmless Buyer and the Company (i) for any and all Taxes of the Company with respect to all taxable periods of the Company ending on or prior to the Closing Date, (ii) all Taxes allocated to Mestek pursuant to Section 5.9(b) hereof, (iii) the Taxes and other amounts described in Section 8.9.(a) as being the obligation of Mestek, (iv) for any and all Taxes imposed on the Company as a result of being included in the Mestek Affiliated Group, other than as a result of the Company's income and (v) any losses, damages, assessments, settlements, judgments or reasonable costs and expenses, arising out of or incident to the imposition, assessment or assertion of any such Taxes described in clauses (i), (ii), (iii) and (iv) above, including those incurred in connection with the assertion or defense of any claim or assessment for such Taxes and penalties and interest thereon (collectively, "Other Amounts").

     (b) It is understood that any taxable income or gain resulting from any cancellation of Debt and trade payables provided for in this Agreement, if any, shall be included in the taxable period ending on or prior to the Closing Date and any Taxes thereon shall be Mestek's responsibility. If, with respect to any Tax, the taxable period of the Company does not terminate on the Closing Date, the Tax (whether based on income, capital, ownership of property or otherwise) attributable to the taxable period of the Company that includes the Closing Date shall be allocated to (i) Mestek for the period up to and including the Closing Date; and (ii) the Buyer for the period subsequent to the Closing Date. For purposes of this section, Taxes for the period up to and including the Closing Date shall be determined on the basis of a closing of the books as of the Closing Date, except that any Tax imposed annually based on ownership of assets on a particular date, or any similar tax, shall be prorated to the period prior to and including the Closing Date and the period thereafter.

     (c) Mestek shall prepare or cause to be prepared in a manner consistent with past practice, and timely file or cause to be timely filed, all Tax Returns of the Company with respect to periods ending on or before or including the Closing Date. In the case of Tax Returns of the Company for periods beginning on or before and ending after the Closing Date, or any other Tax Returns which are required to be signed after the Closing Date by an officer of the Company or which are required to be signed by the Buyer, such Tax Returns shall be provided to the Buyer, at least twenty (20) days before such Tax Returns are required to be filed, together with all workpapers utilized in allocating Taxes reported thereon between the period up to and including the Closing Date and the period subsequent to the Closing Date.

     (d) Any and all Tax sharing agreements or practices among or between the Company on the one hand and the Mestek or any other Person on the other hand shall be terminated at or prior to the Closing Date.

     (e) All powers of attorney authorizing any party to represent the Company with respect to Taxes shall be terminated on or before the Closing Date.

     (f) Except as otherwise expressly permitted by the terms of this Agreement, the

Company shall not, without the prior written consent of the Buyer, make any election regarding Taxes that applies to or affects periods after the Closing Date, execute any waiver of restrictions on assessment or collection of any Tax, or settle or compromise any claim regarding any Tax liability that applies to or affect periods after the Closing Date.

5.10  FINANCING

     Buyer shall use its Best Efforts to obtain a fully executed (by both Lender and Buyer) commitment letter and financing in accordance with the terms and conditions of the Proposal Letter, including but not limited to satisfying all terms and conditions specified therein. Buyer shall promptly provide a copy of the fully executed commitment letter to Mestek. Buyer shall promptly notify Mestek of any change in the identity of the Lender it intends to use and of any change in the material facts relevant to its ability to obtain financing. Buyer will use its Best Effort to obtain an extension of such Commitment Letter to permit the curing of any failure to meet the conditions to Closing. Any additional fees required by the lender for this extension shall be paid 70% by Mestek and 30% by Buyer.

5.11  MORTGAGES; DEBT

     At or prior to Closing, Mestek will cause all mortgages, liens, pledges, and security interests on the assets of the Company, other than those with respect to operating leases, to be released and all of the Company's Debt to be satisfied.

5.12  WITHDRAWAL

     At or prior to Closing, Mestek shall use its Best Efforts to cause the Company to withdraw its registrations to do business in Florida and Massachusetts.

5.13  ELIMINATION OF ENCROACHMENT

     In the event that Buyer's Lender so requires as a condition of providing financing, Mestek shall eliminate the encroachment referred to in Schedule 3.10.

5.14  ASSIGNMENT OF INSURANCE AND DEPOSIT REGARDING FLORIDA PRESS

     At the Closing Date, Mestek shall assign, waive and relinquish to and in favor of the Company any and all of its rights (whether as lender, insured or otherwise) under insurance policy no. 06020540 with Arkwright Mutual Insurance Company (now known as Factory Mutual Insurance Company) for that certain property loss claim no. 01341-99-28-02 dated June 15, 1999 with regard to that certain aluminum extrusion press formerly used by the Company at its now closed Winter Haven, Florida facility, and shall transfer to the Company the sum of $350,000 already received from the insurance company on such claim. By virtue of the foregoing, Buyer will make no claim whatsoever with respect to the value of the press and related equipment on the books and records of the Company as a result of the condition of the press giving rise to the Claim.

                                   ARTICLE 6

                             CONDITIONS TO CLOSING

6.1  CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS

     (a) Buyer shall not be required to proceed to Closing of the Contemplated Transactions unless the following conditions precedent shall have been fulfilled and satisfied, or waived in writing by Buyer:

     (i) Mestek and Buyer shall have received all consents of any Governmental Body or any other Person necessary to permit the Parties to consummate the Contemplated Transactions and such consents shall be in full force and effect.

     (ii) No temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any court of competent jurisdiction that prohibits the consummation of the Contemplated Transactions.

     (iii) Any applicable waiting period under HSR relating to the Contemplated Transactions shall have expired or early termination thereof shall have been granted.

     (iv) There shall have been no Material Adverse Change or Material Adverse Effect since the date hereof with respect to the Company.

     (v) Mestek shall have fully performed in all material respects all obligations, agreements, conditions and commitments required to be fulfilled by Mestek pursuant to the terms hereof on or prior to the Closing Date and Mestek shall have tendered to the Buyer the Shares and other documents, instruments and certificates required by Article 2 hereof.

     (vi) Mestek shall have delivered to Buyer, not more than 35 days after the Effective Date, the Audited Financial Statements together with the unqualified opinion of Grant Thornton LLP with respect to the Audited Financial Statements.

     (vii) The 1999 Audited Financial Statements shall not be materially adversely different (taken as a whole) from the Unaudited Financial Statements for the same period.

     (viii) There shall have been a cancellation all Debt as of the Closing Date and release of all mortgages, liens, pledges, and security interests, except with respect to operating leases.

     (ix) All representations and warranties of Mestek contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

     (b) In the event the Buyer shall seek not to proceed to Closing wholly or in part on the basis of noncompliance with this Section 6.1, the Buyer shall give Mestek notice of such noncompliance and opportunity to cure such noncompliance (if such noncompliance is susceptible of being cured by Mestek) within thirty (30) days of such notice, provided that if Buyer's Lender does not agree to extend its Commitment Letter for such period, Buyer shall be entitled to return of the Initial Deposit and Mestek shall have no further liability as a result of Mestek's failure to satisfy such condition.

6.2  CONDITIONS PRECEDENT TO MESTEK'S OBLIGATIONS

     (a) Mestek shall not be required to proceed to Closing of the Contemplated Transactions unless the following conditions precedent shall have been fulfilled and satisfied, or waived in writing by Mestek:

         (i) Mestek and Buyer shall have received all consents of any Governmental Body necessary to permit the Parties to consummate the Contemplated Transactions.

         (ii) No temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any court of competent jurisdiction that prohibits the consummation of the Contemplated Transactions.

         (iii) Any applicable waiting period under HSR relating to the Contemplated Transactions shall have expired or early termination thereof shall have been granted.

         (iv) The Buyer shall have fully performed in all material respects all obligations, agreements, conditions and commitments required to be fulfilled by the Buyer pursuant to the terms hereof on or prior to the Closing Date and the Buyer shall have tendered to Mestek the documents, instruments and certificates required by Article 2 hereof.

     (b) In the event Mestek shall seek not to proceed to Closing wholly or in part on the basis of noncompliance with this Section 6.2, Mestek shall give Buyer notice of such noncompliance and opportunity to cure such noncompliance (if such noncompliance is susceptible of being cured by Buyer) within thirty
(30) days of such notice.

                                   ARTICLE 7

               INDEMNIFICATION; SURVIVAL; LIMITATION OF LIABILITY

7.1  INDEMNIFICATION BY MESTEK.

     Subject to the limits set forth in this Article 7, Mestek agrees to indemnify, defend and hold harmless the Buyer and its affiliates, officers, directors, employees, agents, successors and assigns (the Buyer and such persons are collectively hereinafter referred to as the "Buyer's Indemnified Persons"), from and against any and all loss, liability, damage or deficiency (including interest, penalties, costs of preparation and investigation, and reasonable attorneys' and expert witness fees) (collectively, "Losses") that the Buyer's Indemnified Persons may suffer, sustain, incur or become subject to arising out of or due to: (a) any breach of any representation or warranty of Mestek in this Agreement, any schedule, or any certificate delivered pursuant hereto; (b) the breach of any covenant, undertaking, agreement or other obligation of Mestek under this Agreement, any schedule, or any certificate delivered pursuant hereto not otherwise waived in writing by the Buyer; (c) the Company or its predecessor's ownership, tenancy or occupancy of, or operation of any business from, any real property other than the Company's current facility in Pelham, New Hampshire, including, without limitation, any claim related to the presence of any and all environmental conditions, environmental liabilities or Hazardous Substances at, in, by, from, or related to any such facilities, or the Release, recycling, reclamation, incineration, or the arrangement of transportation or disposal by the Company of any Hazardous Substances that occurs on or before the Closing Date; (d) litigation against the Company existing on, or relating to the conduct of the business of the Company prior to, the Closing Date (except for litigation relating to products manufactured, sold, leased or delivered within the sixty (60) day period preceding the Closing Date); and (e) any OSHA claims existing at or prior to Closing, provided that if not installed prior to the Closing, Buyer causes the Company to install the dust collector being purchased by the Company to complete the abatement process.

7.2  INDEMNIFICATION BY THE BUYER.

     Subject to the limits set forth in this Article 7, the Buyer agrees to indemnify, defend and hold Mestek and its successors and assigns (Mestek and such persons are hereinafter collectively referred to as the "Mestek's Indemnified Persons"), harmless from and against any and all Losses that Mestek's Indemnified Persons may suffer, sustain, incur or become subject to arising out of or due to: (a) any breach of any representation or warranty of the Buyers in this Agreement, any schedule or exhibit hereto, or any certificate delivered pursuant hereto; (b) the breach of any covenant, undertaking, agreement or other obligation of the Buyers under this Agreement, any schedule or exhibit hereto, or any certificate or other document delivered pursuant hereto not otherwise waived in writing by Mestek; or (c) any litigation relating principally to the conduct of the business of the Company after the Closing Date.

7.3  SURVIVAL OF REPRESENTATIONS AND WARRANTIES; DEDUCTIBLE.

     The representations and warranties of the parties contained in this Agreement shall survive the Closing Date and shall remain in full force and effect thereafter until December 31, 2001 (except that the representations and warranties contained in Sections 3.3, 3.4, and 3.16 shall survive until the expiration of the applicable statutes of limitations and the representations and warranties contained in Section 3.18 shall survive until December 31, 2003), and shall be effective with respect to any breach thereof, notice of which shall have been duly given within such periods in accordance with Section 7.4 hereof, after which periods they shall terminate and be of no further force or effect. Anything to the contrary contained herein notwithstanding, Buyer shall not be entitled to any recovery from Mestek for the breach of any representation or warranty or any covenant contained in Sections
5.1 through 5.5, until the amount of damages suffered by Buyer, or to which Buyer becomes subject, calculated on a cumulative basis and not a per item basis (the "Basket Amount"), shall exceed $375,000, at which time all claims in excess of the Basket Amount may be claimed, but in no event shall Mestek be liable to Buyer, in an aggregate amount in excess of $20,000,000 (the "Cap Amount") for such claims. Notwithstanding the foregoing, the Basket Amount for claims under Sections 5.9 and 8.9 shall be ten thousand dollars ($10,000). For purposes of determining whether a Basket Amount has been met and for calculating Buyer's damages, the representations and warranties of Mestek shall be interpreted as if the word "material" was not included. The Basket Amount and Cap Amount shall not be applicable to claims arising from any willful misconduct or fraud by Mestek.

7.4  NOTICE AND OPPORTUNITY TO DEFEND.

     If there occurs an event which either party asserts is an indemnifiable event pursuant to Sections 7.1 or 7.2 hereof, the party seeking indemnification (the "Indemnitee") shall notify the party obligated to provide indemnification (the "Indemnitor") promptly. If such event involves (a) any claim, or (b) the commencement of any action or proceeding by a third person, the Indemnitee shall give the Indemnitor written notice of such claim or the commencement of such action or proceeding. Delay or failure to so notify the Indemnitor shall only relieve the Indemnitor of its obligations to the extent, if at all, that it is prejudiced by reasons of such delay or failure. The Indemnitor shall have a period of 30 days within which to respond thereto. If the Indemnitor accepts responsibility, then the Indemnitor shall be obligated to compromise or defend, at its own expense and by counsel chosen by the Indemnitor and reasonably satisfactory to the Indemnitee, such matter, and the Indemnitor shall provide the Indemnitee with such assurances as may be reasonably required by the Indemnitee to assure that the Indemnitor will assume and be responsible for the entire liability at issue, subject to the limitations set forth in this Article
7. If the Indemnitor does not respond within such 30-day period or rejects responsibility for such matter in whole or in part, the Indemnitee shall be free to pursue, without prejudice to any of its rights hereunder, such remedies as may be available to the Indemnitee under applicable law. The Indemnitee agrees to cooperate fully with the Indemnitor and its counsel in the defense against any such asserted liability. In any event, the Indemnitee shall have the right to participate at its own expense in the defense of such asserted liability.
Any compromise of such asserted liability by the Indemnitor shall require the prior written consent of the Indemnitee (such consent not to be unreasonably withheld or delayed), and until such consent is obtained the Indemnitor shall continue the defense of such asserted liability. If, however, the Indemnitee refuses its consent to a bona fide offer of settlement which involves the payment of money only which the Indemnitor wishes to accept, the Indemnitee may continue to pursue such matter, free of any participation by the Indemnitor, at the sole expense of the Indemnitee. In such event, the obligation of the Indemnitor to the Indemnitee shall be equal to the lesser of (i) the amount of the offer of settlement which the Indemnitee refused to accept, and (ii) the actual out-of-pocket amount the Indemnitee is obligated to pay as a result of the Indemnitee's continuing to pursue such matter. The Indemnitor shall be entitled to recover from the Indemnitee any additional expenses incurred by the Indemnitor as a result of the decision of the Indemnitee to pursue such matter.

                                   ARTICLE 8

                        FURTHER COVENANTS OF THE PARTIES

8.1  EMPLOYEES

     (a) Other than those employees of the Company terminated for a "cause" (as defined below) or who voluntarily resign, Buyer shall continue the employment of all employees of the Company effective as of the Closing (including without limitation employees on approved leave of absence or short-term disability leave) (the "Business Employees") at compensation levels and under terms and conditions that are comparable to their compensation levels and terms and conditions of employment immediately prior to the Closing Date and shall continue the employment of all Business Employees for at least four weeks from the Closing Date. For purposes of the preceding sentence, "cause" shall mean any conduct which disqualifies such person from receiving unemployment benefits. Business Employees who choose to continue their employment with the Company are referred to herein as "Transferred Employees". It is understood that Buyer shall have no obligation to continue the employment of any Transferred Employee for any definite period beyond four weeks from Closing except to the extent provided in an employment agreement (all of which Mestek has set forth on Schedule 8.1(a)) between such Transferred Employee and the Company. Except to the extent prohibited by applicable law, Buyer shall cause Transferred Employees to be credited with their years of service with the Company for purposes of eligibility and vesting under any employee benefit or fringe benefit plan, program or arrangement maintained or contributed to by Buyer (including, but not limited to, pension or retirement benefits, vacation, profit sharing, 401(k), or other benefits), and for purposes of determining the amount of benefits under any sick leave, vacation or severance plan, program or arrangement. Buyer will cover Transferred Employees as of the Closing under a group health plan to the same extent and at comparable premiums as provided by the Company immediately prior to the Closing and will waive any waiting period and preexisting condition limitations applicable to Transferred Employees under such group health plan to the extent that a Transferred Employee's condition would not have operated as a preexisting condition limitation under any applicable group health plan of or sponsored by the Company prior to the Closing, and Buyer will take all action necessary to ensure that Transferred Employees are given full credit for all co-payments and deductibles incurred under any group health Plan for the plan year that includes the Closing Date.

     (b) Effective as of the Closing Date, Mestek agrees that it will cause the account balance, if any, of each Business Employee under the Mestek, Inc. Savings & Retirement Plan (the "Mestek 401(k) Plan") to be fully vested. Buyer agrees to cause the Transferred Employees to be eligible to participate as of the Closing Date under a qualified defined contribution plan that includes a qualified cash or deferred arrangement that is maintained by Buyer or its Affiliated Group ("Buyer's 401(k) Plan"). Buyer further agrees to cause Buyer's 401(k) Plan to accept a direct rollover of the vested account balances under the Mestek 401(k) Plan, if any, of the Transferred Employees, including promissory notes evidencing participant loans that may be held as assets of such account balances, and to cause the trustee of the Buyer's 401(k) Plan to accept an assignment of such promissory notes, provided that no employee shall be permitted to have more than one such loan outstanding. As of the Closing Date, the Company shall cease to be an adopting employer under the Mestek 401(k) Plan. Mestek, the Company and Buyer agree to take all action necessary to terminate the participation of the Company in the Mestek 401(k) Plan as of the Closing Date. Mestek will be responsible for any contributions required to be made under the Mestek 401(k) plan for all eligible employees for the periods prior to Closing.

     (c) Buyer agrees to cause the Transferred Employees to be eligible to participate as of the Closing Date under a cafeteria plan described in Code
Section 125 that is maintained by Buyer or its Affiliated Group.

     (d) To the extent not in the Company's possession or control, Mestek shall cause Union Savings Bank Account number 690022601 related to the Company's medical benefit plan for salaried employees to be transferred to the possession or control of the Company.

8.2  EXPENSES

     Except as otherwise expressly provided in this Agreement, each Party will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of its Representatives.

8.3  PUBLIC ANNOUNCEMENTS

     Until consummation of the Closing, any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, (i) in the form attached hereto as Schedule 8.3, if any, or (ii) at such time and in such manner as Mestek and the Buyer otherwise mutually determine. Until consummation of the Closing, Mestek and the Buyer will not and will not permit the Company to make any disclosure of the Purchase Price or other terms of the Contemplated Transactions to any Person, except with the prior written consent of the other Parties or as required by Legal Requirements. Until the consummation of the Closing, Mestek and the Buyer will consult with each other concerning the means by which the Company's employees, customers, suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Mestek and the Buyer will have the right to be present for any such communication. Nothing contained herein shall prohibit either party from disclosing the terms and conditions of this Agreement to the extent required by Legal Requirement or stock exchange or NASDAQ rules.

8.4  FURTHER ASSURANCES

     The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, (c) to provide access to personnel, books, and records, and (d) to do such other acts and things, as the other Parties may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions.

8.5  NONCOMPETITION

     (a)  Covenant.   Mestek agrees that for a period of four years and six
months (4.5 years) from the Closing Date, neither it nor any of its Affiliates shall do any of the following:

          (i) without the prior written consent of the Buyer, engage in, directly or indirectly, as an owner, partner, or consultant, any Competing Business (as defined below);

          (ii) employ any employee of the Company, or any person who was such an employee at any time during the preceding one (1) year, other than persons terminated by the Company or persons not employed by the Company as of the Closing Date, nor directly seek to persuade any such employee or former employee to become employed by any Competing Business.

     (b) Definition of "Competing Business". For purposes of this Section 8.5, "Competing Business" shall refer to the manufacture and sale of aluminum extrusions and aluminum heat sinks. Nothing contained herein shall prohibit Mestek from selling HVAC products and metal forming machinery that utilize aluminum extrusions or aluminum heat sinks as parts or components of such HVAC products or metal forming machinery.

     (c) Definition of "Affiliate". For purposes of this Section 8.5, "Affiliate" shall mean any person who controls, is controlled by, or is under common control with Mestek.

     (d) Mestek acknowledges that its failure to comply with the provisions of
Section 8.5(a) will result in irreparable and continuing damage for which there will be no adequate remedy at law.

8.6  CONFIDENTIALITY

     (a) For the purpose of this Agreement, confidential or proprietary information ("Proprietary Information") shall mean the information created, transferred, recorded or employed as part of, or otherwise resulting from the activities undertaken pursuant to this Agreement or the Schedules and Exhibits hereto which constitutes the confidential, proprietary or trade secret information of the disclosing Party. Such information may be of, but not limited to, a business, organizational, technical, financial, marketing, operational, regulatory or sales nature and shall include, without limitation, any and all source codes and information relating to services, methods of operation, price lists, customer lists, technology, designs, specifications or other proprietary information of the business or affairs of a Party, its parent, or its affiliated and subsidiary companies. Proprietary Information may either be in a written form, with notices of its proprietary nature affixed, or in an oral form, reduced to writing and affixed with appropriate notice of proprietary nature within seven days of oral presentation, and distributed to both Parties for the matter of record, but indicated as such at the time of presentation in an oral fashion.

     (b) The Parties understand and agree that all Proprietary Information shall be treated as confidential. The receiving Party shall use the same degree of care as it uses with regard to its own Proprietary Information to prevent disclosure, use or publication of the disclosing Party's Proprietary Information.

     (c) Proprietary Information of the originating Party shall be held by the receiving Party as described in Section 8.6(b) above unless it is or has been:

         (i) obtained legally and freely from a third party without restriction;

         (ii) independently developed by the receiving Party at a prior time or in a separate and distinct manner without benefit of any of the Proprietary Information of the disclosing Party, and documented to be as such;

         (iii) made available by the disclosing Party for general release independent of the receiving Party;

         (iv) made public as required by law, applicable regulations or court proceedings or stock exchange requirements;

         (v) within the public domain or later becomes part of the public domain as a result of acts by someone other than the receiving Party and through no fault or wrongful act of the receiving Party.

     (d) Limited Disclosure: A receiving Party may disclose Proprietary Information of a disclosing Party to directors, officers, and employees of the receiving Party or agents of the receiving Party including their respective brokers, lenders, insurance carriers or prospective purchasers who have specifically agreed in writing to nondisclosure of the terms and conditions hereof. Any disclosure hereof required by legal process pursuant to Section 8.6(c)(iv) above shall only be made after providing the disclosing Party with notice thereof in order to permit the disclosing Party to seek an appropriate protective order or exemption. Violation by a Party or its agents of the foregoing provisions shall entitle the disclosing Party, at its option, to obtain injunctive relief without a showing of irreparable harm or injury and without bond.

     (e) Nothing contained herein shall prohibit Buyer from disclosing any information regarding the Company solely, following Closing. For avoidance of doubt, the right to disclose in the preceding sentence shall not include disclosure of information relating to Mestek, including but not limited to Forms 5500, Forms 1120, and experience of the Company under lease and occupancy of properties in Florida and Massachusetts prior to Closing.

     (f) Survival: The provisions of this Section 8.6 will be effective for a period of two (2) years after the Closing Date.

8.7  BLANK CHECK STOCK

     Immediately upon Closing, the Buyer shall cause the company to cease using all Mestek checks, and shall promptly thereafter return all Mestek blank check stock to Mestek.

8.8  ACCOUNTS

     Mestek hereby agrees that effective at 11:59:00 PM on the day immediately preceding the Closing Date it will have no further rights with respect to the following commercial banking accounts at Fleet Bank (#38087819, 80067714, 38103040) and further agrees that it will instruct Fleet Bank to sever such accounts from its cash management system such that cash receipt and cash disbursement activity occurring subsequent to 11:59:00 PM on such date is for the account of the Company and will not affect the account of Mestek, Inc. Mestek agrees however that all of such outstanding checks which shall exist at the Closing Date, generated in the Ordinary Course of Business, are obligations of Mestek and Mestek hereby agrees to fund such clearing checks on a daily basis beginning on the day after the Closing Date until all such outstanding checks shall have cleared.

8.9  TAXES

     (a) If and to the extent requested by Buyer, Mestek and Buyer shall join in an election to have the provisions of Section 338(h)(10) of the Code and similar provisions of state or local or foreign law ("Section 338 Elections") apply to the acquisition of the shares of the company. Buyer shall be responsible for, and control, the preparation and filing of such election. The allocation of purchase price among the assets of Company shall be made in accordance with Code Sections 338 and 1060 and any comparable provisions of state, local or foreign law, as appropriate. Mestek shall accept Buyer's determination of such purchase price allocations if the allocations are based upon substantial legal authority and reasonably in accordance with Code Section 338 and any comparable provisions of state, local, or foreign law, and Mestek and Buyer shall report, act, and file in all respects and for all purposes consistent with such determination. Mestek shall execute and deliver to Buyer such documents or forms (including
Section 338 forms, as defined below) as Buyer shall request or as are required by applicable law for an effective 338(h)(10) Election. "Section 338 Forms" shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local taxing authority in connection with a 338(h)(10) Election, including, without limitation, any "Statement of Section 338 Election" and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treasury Regulations.

     (b) Mestek also shall pay any tax attributable to the making of the
Section 338(h)(10) Election with respect to the purchase and sale of the Shares of the Company, including, but not limited to, (a) any Tax imposed under Treas. Reg. (S) 1.338(h)(10)-1T(d)(2), Treas. Reg. (S) 1.1502-6, or (b) any state or local Tax imposed on the Company as a result of the Section 338(h)(10) Election, and shall be responsible for any transfer, sales, or use Taxes or notarial or similar fees arising as a result of the sale of the Shares of the Company.

     (c) Mestek shall have the sole right to supervise or otherwise coordinate any tax examination process and to negotiate, resolve, settle or contest any asserted Tax deficiencies of the Company (a "Tax Claim") or assert and prosecute any claim for refund of Taxes for taxable periods ending on or before the Closing Date. In addition, Mestek shall be entitled to participate at its own expense in the defense of any Tax Claim relating to any year or period that includes the Closing Date for which Mestek may be required to pay amounts to Buyer pursuant to this Section 8.9, and Mestek may, at his sole expense, assume the entire defense of such Tax Claim. If Mestek has assumed the defense of a Tax Claim, it shall have the sole and unfettered right to direct such defense and neither Buyer nor the Company may agree to settle any Tax Claim for a year or period ending on or before the Closing Date or including the Closing Date without the consent of Mestek (which shall not be unreasonably withheld or delayed) if, with respect to such claim, Mestek would be required to pay amounts to Buyer pursuant to this Section 8.9. Buyer agrees to grant Mestek a power of attorney to the extent necessary to effectuate Mestek's rights under this
Section 8.9. Notwithstanding the foregoing, Mestek will not settle any Tax Claim without Buyer's consent, which shall not be unreasonably withheld or delayed.

     (d) Buyer and the Company each agree to give prompt notice to Mestek of the assertion of any claim, or the commencement of any suit, action, proceeding, investigation or audit with respect to any Tax Return for any period or portion thereof ending on or before the Closing Date that includes the operations of the Company, describing in reasonable detail the facts pertaining thereto and the amount or an estimate of the amount of the liability arising therefrom. Mestek, Buyer and the Company shall cooperate fully in any such action by furnishing or making available records, books of account or other materials or taking such other actions as may be necessary or helpful for the defense against the assertions of any taxing authority as to any combined or separate Tax Return for such periods.

8.10  SUPPLY OF PRODUCTS

     During the four months following the Closing Date, Buyer shall cause the Company to supply Mestek at comparable delivery time with products of comparable quality in quantities and on terms and conditions (which give effect to fluctuations in aluminum prices based on the published standard used by the Company) at which the Company currently supplies such products to Mestek, less a discount of 20%. For the 32 months thereafter, Buyer shall cause the Company to continue supplying such products to Mestek at prices equal to 20% less than the lowest price the Company charges for similar products in similar quantities at such time ("MFN Price"). In the event that the aggregate discounts actually taken by Mestek under this Section in either of the first two twelve month periods following Closing under this Section shall not exceed $400,000, Buyer shall cause the Company to pay to Mestek on or before the end of the 14th and 26th month following Closing, respectively, such difference. If the aggregate discounts actually taken by Mestek under this Section in the third year following Closing do not exceed $400,000 because of the Company's failure to offer a discount of at least 20% of MFN Prices or failure to timely deliver products of at least equal quality currently supplied by the Company, or any other material failure of the Company's contractual obligations with respect to such products, Buyer shall cause the Company to pay Mestek on or before the end of the 38th month following Closing, the differential. In no event shall Mestek be entitled to discounts under this Section in excess of $400,000 in any one twelve month period, or in excess of $1,200,000 in the 36 months, following Closing. In order to avail itself of, and be entitled to, the discounts provided herein with respect to any particular order, Mestek shall pay for such orders within 45 days of shipment unless it has a bona fide dispute with respect to such shipment.

8.11  BOOKS AND RECORDS DELIVERY AND ACCESS

     (a) Mestek shall deliver to Buyer originals or copies of all books and records related to the Company in its possession (other than books and records relating to the Contemplated Transactions).

     (b) Buyer and Mestek agree that so long as (i) any books, records and files retained by Mestek relating to the business of Company, or (ii) the books, records and files delivered to the control of Buyer pursuant to this Agreement to the extent they relate to the operations of Company prior to the Closing Date, or (iii) with respect to verification of the MFN Price under Section 8.10, any books, records, and files of the Company relating to the operations of the Company after the Closing Date, remain in existence and available, each Party (at its expense) shall have the right upon prior notice to inspect and to make copies of the same at any time during business hours for any proper purpose. Buyer and Mestek shall use reasonable efforts not to destroy or allow the destruction of any such books, records and files without first offering in writing to deliver them to the other.

                                   ARTICLE 9

                               GENERAL PROVISIONS

9.1  NOTICES

     All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); (b) sent by facsimile with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the following addresses, facsimile numbers and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number, or individual as a Party may designate by notice to the other Parties):

     Mestek:

     Mestek, Inc.
     260 North Elm Street
     Westfield, MA  01085 USA
     Attention: R. Bruce Dewey
     Facsimile No.: 413-568-7428

     with a copy to:

     Baker & McKenzie
     815 Connecticut Avenue, NW
     Washington D. C. 20006 USA
     Attention:  Marc R. Paul
     Facsimile No.:  202-452-7074

     Buyer:

     Alpha Technologies Group, Inc.
     11990 San Vicente Boulevard, Suite 350
     Los Angeles, CA 90049
     Attention:   Lawrence Butler
     Facsimile No.:   (310) 385-1495

     with copies to:

     Johnny Blanchard
     Alpha Technologies Group, Inc.
     1155 Dairy Ashford, Suite 216
     Houston, TX 77079

     Shapiro Forman & Allen LLP
     380 Madison Avenue, 25th Floor
     New York, NY 10017
     Attention:  Robert W. Forman, Esq.
     Facsimile No.: (212) 557-1275

9.2  INCORPORATION OF SCHEDULES

     The Schedules identified in this Agreement are incorporated herein by reference and made a part of this Agreement.

9.3  ENTIRE AGREEMENT AND MODIFICATION

     This Agreement supersedes all prior agreements among the Parties with respect to its subject matter and constitutes (along with the documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended, supplemented or otherwise modified except by a written agreement executed by the Party to be charged with the amendment.

9.4  DISCLOSURE SCHEDULE

     (a) In the event of any inconsistency between the statements in the body of this Agreement and those in any Mestek disclosure Schedule (other than an exception expressly set forth as such in a Mestek disclosure Schedule with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

     (b) Disclosure on any particular Mestek disclosure Schedule which is an exception to a representation and warranty in the Agreement (or disclosure in any representation in the Agreement) shall be deemed to be disclosure for purposes of any other Schedule, representation or warranty, and vice-versa, to the extent the subject matters of the Schedule(s), representation(s), or warranty(ies) are related in such a manner that a reasonable person would recognize a relationship.

9.5  TERMINATION

     (a) If the Closing Date has not occurred within one hundred twenty
(120) days of the Effective Date, Mestek may terminate this Agreement without liability, provided that Mestek is not in material breach of this Agreement and has fulfilled all of its obligations which are a condition to closing this Agreement at least 30 days prior to such termination. Time is of the essence with respect to this Section 9.5(a).

     (b) Either Party may terminate the Agreement immediately upon written notice to the other Party in the event that proceedings in bankruptcy or insolvency are instituted by or against the other Party, or a receiver of the other Party is appointed, or if any substantial part of the assets of the other Party is the subject of attachment, sequestration or other type of comparable proceeding, and such proceeding is not vacated or terminated within sixty (60) days after its commencement or institution or such other Party provides adequate security to assure the performance of its obligations under this Agreement.

9.6  SEVERABILITY

     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.7  ASSIGNMENTS, SUCCESSORS, AND NO THIRD PARTY RIGHTS

     No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties, which will not be unreasonably withheld. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of each of Mestek's successors and permitted assigns (whether by merger, consolidation, purchase of all or substantially all of its assets or otherwise) and the Buyer's successors and permitted assigns (whether by merger, consolidation, purchase of all or substantially all of its assets or otherwise). Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement except such rights as shall inure to a successor or permitted assignee pursuant to this Section.

9.8  WAIVER

     The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and
(c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.9  GOVERNING LAW; EXCLUSIVE JURISDICTION; SERVICE OF PROCESS ATTORNEYS FEES

     This Agreement has been negotiated in, and will be governed by and construed under the laws of the State of New York, USA without regard to conflicts of laws principles that would require the application of any other law. Any action or proceeding seeking to enforce any provision of, based on any right arising out of, or directly or indirectly relating to this Agreement may be brought against any of the Parties solely in the Federal District Court for the Southern District of New York or the Commercial Division of the Supreme Court, New York County, State of New York, and each of the Parties consents to jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any such proceeding may be served on any Party by notice given to the Party in accordance with Section 9.1. In the event of any dispute hereunder, as part of any judgement, the substantially prevailing party shall be entitled to recover its reasonable attorneys' fees and expert witness fees. Prior to bringing any action, the complaining Party will give written notice of the dispute to the other Party, providing reasonable detail thereof. For a period of thirty (30) days after receipt of such notice by the other Party, each Party shall devote its Best Efforts to resolving the dispute in an amicable fashion. In the event that the dispute remains unresolved at the end of such thirty (30) day period, the complaining Party shall be entitled to commence its action or proceeding. Notwithstanding the foregoing, either Party may commence an action for preliminary injunctive relief without regard for the thirty (30) day period described in the preceding two sentences.

9.10  COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     The Parties have executed and delivered this Agreement as of the date indicated in the first sentence of this Agreement.


                         ALPHA TECHNOLOGIES GROUP, INC.

                         By: /s/ LAWRENCE BUTLER
                            ------------------------------
                             [Name]  Lawrence Butler
                             [Title] Chairman and CEO


                         MESTEK, INC.

                         By: /s/ JOHN E. REED
                            ------------------------------
                             [Name]  John E. Reed
                             [Title] President &  CEO